September 18, 2006

Max A. Webb, Esq.

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Mail Stop 3561

Verizon Directories Disposition Corporation

Registration Statement on Form 10, File No. 1-32939

Dear Mr. Webb:

This letter sets forth the responses of Verizon Directories Disposition Corporation (the “Company”) to the comments contained in your letter, dated September 15, 2006, relating to Amendment No. 2 to the Registration Statement on Form 10 (File No. 1-32939) (the “Registration Statement”) of the Company filed with the Securities and Exchange Commission (the “Commission”) on September 6, 2006. The comments of the Commission are set forth in bold/italicized text below, and the Company’s responses are set forth in plain text immediately beneath each comment.

Max A. Webb, Esq.	2	September 18, 2006

Notes to Unaudited Pro Forma Information, page 47

1.	Please revise explanations (1) and (3) as discussed in your response to our previous comment 3 to reflect the period over which debt issuance costs will be amortized and how such period was determined once the agreements are finalized.

The Company acknowledges the Staff’s comment and advises the Staff that once the Company finalizes the terms of its financing arrangements, it will revise notes (1) and (3) to the Company’s unaudited pro forma financial information in a subsequent pre-effective amendment to the Registration Statement prior to distributing the information statement.

Pro Forma Table of Contractual Obligations, page 59

2.	Please revise the disclosure in your table of contractual obligations as discussed in your response to our previous comment 8 once you finalize the terms of your financing arrangements.

The Company acknowledges the Staff’s comment and advises the Staff that once the Company finalizes the terms of its financing arrangements, it will revise the pro forma table of contractual obligations in a subsequent pre-effective amendment to the Registration Statement prior to distributing the information statement.

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If you have any questions regarding this letter, please do not hesitate to call Steven Slutzky at (212) 909-6036, Xavier Grappotte at (212) 909-7465 or Gregory Feldman at (212) 909-6302.

Sincerely,

/s/ Steven J. Slutzky

Steven J. Slutzky